UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Shaw Group Inc.

File No. 1-2227 - CF#26989

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The Shaw Group Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 21, 2011.

Based on representations by The Shaw Group Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through June 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Craig E. Slivka
        Special Counsel